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Exhibit 12.1

Cephalon, Inc.
Computation of Ratios of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	As Adjusted 2004*	As Adjusted 2005*	As Adjusted 2006*	As Adjusted 2007*	2008
Determination of earnings:
Income (loss) before income taxes and minority interest	$(29,513)	$(241,593)	$240,928	$(72,243)	$180,810
Add:
Amortization of interest capitalized in current or prior periods	—	—	52	98	250
Fixed charges	25,623	30,985	28,171	28,960	38,022

Total earnings	$(3,890)	$(210,608)	$269,151	$(43,185)	$219,082

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	22,186	25,235	18,922	19,833	28,493
Appropriate portion of rentals	3,437	5,750	9,249	9,127	9,529

Fixed charges	25,623	30,985	28,171	28,960	38,022

Capitalized interest	—	1,044	1,766	768	77
Total fixed charges	$25,623	$32,029	$29,937	$29,728	$38,099

Ratio of earnings to fixed charges(1)	—	—	8.99	—	5.75

Deficiency of earnings to fixed charges	29,513	242,637	—	72,913	—

(1)
For the years ended December 31, 2004, 2005 and 2007, no ratios are provided because earnings were insufficient to cover fixed charges.

*
As adjusted for the retrospective application of a change in accounting method for inventory. See Note 1 for additional information.

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  Exhibit 12.1
Cephalon, Inc. Computation of Ratios of Earnings to Fixed Charges (In thousands)